UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On July 19, 2023, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), through its wholly owned subsidiary, Starbox Rebates Sdn Bhd (“StarboxGB”), entered into a software licensing agreement (the “Contract”) with MY Rebates PH Solutions Corporation, a company registered in the Philippines (“MRP”). MRP is independent from all directors and officers of the Company, and the Company itself.

Pursuant to the Contract, the Company will grant MRP access to its data management system and will help train the staff of MRP with respect to its use. The contract period shall be for three years, commencing July 19, 2023, and ending July 18, 2026 (the “Contract Period”). The total contract sum during the Contract Period is US$600,000. The Contract contains other customary obligations and rights of the parties.

The foregoing description of the Contract does not purport to be complete and is qualified in its entirety by reference to the full text of the Contract, a copy of which is filed herewith as Exhibit 10.1.

On July 19, 2023, the Company issued a press release to announce the entry into the Contract. The press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
10.1	Software Licensing Agreement between MRP and StarboxGB dated July 19, 2023
99.1	Press Release Dated July 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: July 19, 2023	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer